Mail Stop 6010

January 11, 2007

Mr. Robert E. Hult
Senior Vice President and Chief Financial Officer
Mercury Computer Systems, Inc.
199 Riverneck Road
Chelmsford, MA 01824

      RE: **Mercury Computer Systems, Inc.**
                Form 10-K for the fiscal year ended June 30, 2006
                Filed September 13, 2006
                File No. 0-23599

Dear Mr. Hult:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant